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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               Dated July 10, 2002



                                   QIAGEN N.V.

                                 Spoorstraat 50
                                  5911 KJ Venlo
                                 The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F  X           Form 40-F_____
                                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                         Yes_____               No  X
                                                  -----

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                                   QIAGEN N.V.
                                    Form 6-K

Item 5. Other Events

     On July 3, 2002, the Registrant publicly disseminated a press release announcing an update of the Registrant's forecasts for its financial performance in 2002 and 2003. The information contained in the press release is incorporated herein by reference and filed as Exhibit 99 hereto.

Item 7. Financial Statements and Exhibits

(c)  Exhibit

     99  The Registrant's Press Release dated July 3, 2002.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        QIAGEN N.V.


                                        By:  /s/ Peer M. Schatz
                                             --------------------------
                                             Peer M. Schatz
                                             Chief Financial Officer



 Date: July 10, 2002

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                                  EXHIBIT INDEX

Exhibit                                                        Sequential
Number            Description                                  Page Number

99                The Registrant's Press Release                    5
                  Dated July 3, 2002

                                        4